N E W S R E L E A S E

December 2, 2013

Nevsun Announces Commercial Production on Bisha Copper Expansion

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) is pleased to announce that the Bisha Mine in Eritrea has reached commercial production for the copper expansion with the successful commissioning of its flotation plant. Since commissioning commenced in early Q3, the operation has produced approximately 60,000 tonnes of copper concentrate and is on track to meet guidance of 30 to 50 million pounds of copper production in 2013.

Nevsun’s President Cliff Davis states “We are very pleased to advance this tremendous deposit to the next stage of production and we are looking forward to significant 2014 cash flow to add to our already strong balance sheet.  Our continuing success can be attributed to our staff, contractors and the support of the Government of Eritrea.  The State has understood from the beginning that responsible development of the mining industry has the potential to be a significant economic catalyst to the country over the next several years. Our success could not be achieved without the support of the Ministry of Energy and Mines and the Eritrean National Mining Corporation.”

In the past month the plant has been achieving over 80% of its targeted metrics of feed grade, recovery rates, and copper produced in concentrate. The transportation logistics from site to Massawa port are working well and Bisha has made three ocean shipments totalling approximately $60 million in value, with another ship loading this week in Massawa.

Pre-commercial production sales proceeds and production costs to-date, including mining, processing and general and administrative costs directly attributable to the project, will be capitalized against the build cost.  The build cost of the copper plant and infrastructure was approximately $110 million, compared to a budget of $125 million.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, lenders, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated costs or required repairs to the copper floatation plant; or (x) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Management Discussion and Analysis for the fiscal year ended December 31, 2012, which is incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Please see the Company’s Annual Information Form for the fiscal year ended December 31, 2012, and the Company’s Management Discussion and Analysis for the year ended December 31, 2012, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company.  Nevsun’s 60%-owned Bisha Mine commenced commercial production in February 2011 and ranks as one of the highest grade open pit copper mines in the world.  Nevsun has a strong balance sheet to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: NSU@kincommunications.com Website: www.nevsun.com